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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                November 16, 2004
                         Commission File Number: 0-22346


                                 HOLLINGER INC.
                 (Translation of registrant's name into English)

                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover

                            Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______


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                                  EXHIBIT LIST

Exhibit             Description
-------             -----------
99.1                Press Release, dated November 15, regarding Hollinger Inc.
                    Filing of SEC Action.

99.2                Press Release, dated November 15, 2004, regarding Hollinger
                    Inc. Provides Status Update.

99.3                Press Release, dated November 16, 2004, regarding Hollinger
                    Inc. Announces Pricing Terms for its Proposed Privatization
                    Transaction.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2004


                                                HOLLINGER INC.

                                                By /s/ Peter G. White
                                                   -----------------------------
                                                   Name: Peter G. White
                                                   Title: Co-Chief Operating
                                                          Officer and Secretary